VF 1-30-04

** AM 1/20/2004

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03052805

SEC MAIL PROCESSING SECTION
DEC 31 2003
WASH. D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-3761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
NN: Hill, Thompson Magid & Co., Inc.
FN: Hill, Thompson, Magid LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 800
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Cooper — 201-434-6900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AM 1/12/2004

AFFIRMATION

I, Nancy J. Cooper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hill, Thompson, Magid LP (the "Partnership") for the year ended October 31, 2003, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature — December 22, 2003
Date

Nancy J. Cooper
Chief Financial Officer



Notary Public

ELIZABETH VECCHIONE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 27, 2005


SEC MAIL PROCESSING
RECEIVED
DEC 3 1 2003
WASH. D.C. 155 SECTION

HILL, THOMPSON, MAGID LP
(S.E.C. I.D. No. 8-3761)

STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Hill, Thompson, Magid LP:

We have audited the accompanying statement of financial condition of Hill, Thompson, Magid LP (the "Partnership") as of October 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our procedures included a review of the Partnership's control activities for safeguarding securities. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Hill, Thompson, Magid LP at October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 22, 2003

HILL, THOMPSON, MAGID LP

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2003
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$	11,915
Cash and securities segregated under federal regulations		200
Receivables from brokers, dealers and others		6,508
Securities owned, at market value		14,579
Fixed assets - net of accumulated depreciation and amortization of $2,289		831
Other assets		369
TOTAL	$	34,402

LIABILITIES AND PARTNERS' CAPITAL

Payables to brokers, dealers and others	$	1,385
Securities sold, but not yet purchased, at market value		2,929
Payable to affiliate		4,066
Accounts payable, accrued expenses and other liabilities		3,145
		11,525
PARTNERS' CAPITAL		22,877
TOTAL	$	34,402

See notes to statement of financial condition.

HILL, THOMPSON, MAGID LP

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation - Hill, Thompson, Magid LP (the "Partnership" or Hill Thompson), is an over-the-counter trading firm headquartered in New Jersey engaged primarily in wholesale market making in various equity securities and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Partnership transacts its business with other brokers located throughout the United States. Hill, Thompson, Magid & Co., Inc. (the "Corporation") is the general partner of the Partnership and is ultimately a wholly owned subsidiary of RBC Dain Rauscher Corp. (the "Parent"). The Parent, in turn, is ultimately a wholly owned subsidiary of Royal Bank of Canada ("RBC").

Hill Thompson clears all proprietary securities transactions on a self-clearing basis and its customer transactions on a fully disclosed basis through Pershing, A BNY Securities Group Co. ("Pershing").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities - Proprietary securities transactions are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Partnership are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are stated at fair value. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Partnership is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Securities owned and securities sold, not yet purchased, consist of equity securities. Securities not readily marketable approximate $1,050,000 and consist of equity securities for which there is no market on a securities exchange or no independently quoted price. These securities are valued using estimated fair value as determined by management.

Fixed Assets - Fixed assets are stated at cost, net of accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease.

Exchange Membership - Exchange membership is recorded at cost of $15,000 and is included in other assets.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market instruments and short-term interest bearing investments with initial maturities of three months or less.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

	October 31, 2003 (In thousands)
Receivable from brokers, dealers and others:	
Securities failed to deliver	$ 963
Clearing organizations	5,545
	$ 6,508
Payable to brokers, dealers and others:	
Securities failed to receive	$ 371
Trade date/settlement date accrual	414
Clearing organizations	600
	$ 1,385

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Partnership or its counterparties subsequent to settlement date.

Receivables from brokers, dealers, and others include cash deposits with the clearing organizations in the total amount of $2,510,000.

The Partnership conducts business with brokers and dealers that are members of the major securities exchanges and are registered brokers and dealers under the Securities Exchange Act of 1934. The Partnership monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

3. INCOME TAXES

The Partnership is not subject to federal, state or local income taxes.

4. NET CAPITAL REQUIREMENTS

Hill Thompson is subject to the net capital requirement of the Uniform Net Capital Rule of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Partnership computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $1,000,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2003, the Partnership had net capital of $17,810,000, which exceeded the minimum requirement by $16,810,000.

At October 31, 2003, the Partnership had $200,000 in cash and securities, primarily U.S. Treasury notes, segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3.

Proprietary accounts held at Pershing are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and Pershing which requires, among other things, for Pershing to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

5. COMMITMENTS AND CONTINGENCIES

Leases - The Partnership leases office space and various types of equipment under noncancelable operating leases varying in length from one to four years. As of October 31, 2003, the Parent recognizes the lease commitment for this space as part of its lease commitments. The lease for the premises at 15 Exchange Place expires in 2007, with certain options to continue beyond that point in time.

At October 31, 2003, the Partnership's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases are as follows (in thousands):

Year Ending in October:	
2004	$ 45
2005	40
2006	16
2007	4
Thereafter	-
Total lease commitments	$ 105

Litigation - The Partnership is a defendant in legal actions primarily relating to its broker-dealer activities. While the outcome of these legal actions is uncertain, management believes, based in part upon consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on the Statement of Financial Condition of the Partnership.

Exchange Memberships - The Partnership is a member of several exchanges and clearinghouses. Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Partnership's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Partnership to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded for these arrangements at October 31, 2003.

Other Commitments - In the normal course of business, the Partnership enters into when-issued transactions. Transactions relating to such commitments that were open at October 31, 2003 and subsequently settled, had no material impact on the financial statements as of that date.

6. BENEFITS

The employees of the Partnership participate in the 401(k) plan sponsored by the Parent (the "RCB Plan"). The Partnership contributed $143,382 to the RBC Plan for the year ended October 31, 2003 which was inclusive of both the fixed and variable match.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's financial assets and liabilities are carried at fair value or amounts approximating fair value.

8. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership, as an introducing broker-dealer, clears all of its customers' transactions on a fully disclosed basis with a clearing broker and promptly transmits all funds and securities to the clearing broker. The Partnership has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Partnership. At October 31, 2003, there were no amounts to be indemnified to the clearing broker for these customer accounts.

The Partnership is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Partnership find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Partnership, as part of its normal market-making activities, assumes short positions in its inventory. The establishment of short positions exposes the Partnership to off-balance-sheet risk in the event prices increase, as the Partnership may be obligated to acquire the securities at prevailing market prices. At October 31, 2003, the Partnership has recorded these obligations in the financial statement at fair value.

The Partnership enters into various transactions involving securities purchased and sold on a when-issued basis. These derivative financial instruments are entered into for trading purposes and provide for the delayed delivery of the underlying instrument. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition.

9. RELATED PARTY TRANSACTIONS

The Partnership receives various services from its Parent and affiliates, including payroll, benefits and rent.

In connection with an acquisition of the Partnership during October 1999, employees participated in a retention bonus pool. Participants were granted units with an aggregate value of $10 million. These units vest over a period of four years. Effective with the purchase of the Partnership by RBC during October 2001, the share price was fixed at $24 per share and participants will be paid in cash upon vesting.

10. SUBSEQUENT EVENTS

On November 1, 2003, the broker dealer registration will transition from the Partnership to the Corporation. All of the assets, liabilities and capital of the Partnership will be assumed by the Corporation. There will be no change in the business operation, control or ultimate ownership of the broker dealer registrant.

* * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com



December 22, 2003

Hill, Thompson, Magid LP
15 Exchange Place, Suite 800
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of Hill, Thompson, Magid LP (the "Partnership") for the year ended October 31, 2003 (on which we issued our report dated December 22, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partner, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP